

June 30, 2010

Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
One Design Center Place
Suite 850
Boston, MA 02210

> **Re:** **The Boston Beer Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed March 9, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2010**
> **File No. 001-14092**

Dear Mr. Roper:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

1. We note your response to comment four of our letter dated May 27, 2010, and the statement that you will provide additional disclosure to the extent benchmarking is used as a material element in compensation. You also state that you did not "update the analysis or otherwise establish parameters relative to the peer group." Please advise us under what circumstances the continued use of a benchmarking analysis would not be a material element. For example, it is unclear if you believe that continuing to not update the analysis or otherwise establish parameters relative to the peer group would mean that benchmarking is not a material element.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at
(202) 551-3390 if you have questions regarding comments on the financial statements and
related matters. Please contact Damon Colbert at (202) 551-3581 or Jim Lopez at
(202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Frederick H. Grein, Jr.
        Fax: (866) 369-4741